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                                                              Exhibit 12(a)

                          XEROX CREDIT CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                                            Year Ended December 31,
                                1994      1993      1992     1991     1990

Income before income taxes     $ 147     $ 154     $ 158    $ 164    $ 182

Fixed charges:
  Interest expense
    Xerox debt                     5         4         2        -        2
    Other debt                   197       205       210      200      205
      Total fixed charges        202       209       212      200      207
Earnings available for
  fixed charges                $ 349     $ 363     $ 370    $ 364    $ 389

Ratio of earnings to
  fixed charges (1)             1.73      1.74      1.75     1.82     1.88

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses.



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